Exhibit 4.38

LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Loan Agreement") is entered into on 31 October 2025.

PARTIES

(1)
United Maritime Corporation, a company duly incorporated under the laws of the Republic of the Marshall Islands, with business reg. no. 112801 and registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960 Marshall Islands (the "Lender");

(1)
RGI Marine Holding AS, a private limited liability company duly incorporated under the laws of Norway, registered with entity registration number 933 582 361 and registered address at Tjuvholmen allé 1, 0252 Oslo, Norway (the "Borrower"); and

(2)	RGI Marine Ltd. a private company duly incorporated under the laws of England and Wales, with business reg. no. 1332 1268 (“RGI”).

The Lender and the Borrower will together be referred to as the "Loan Parties".

BACKGROUND

(A)	The Borrower has a strained liquidity situation and is in need of working capital for its general corporate purposes. The Lender has agreed to grant to the Borrower a loan for such purpose.

(B)
RGI and the Lender are shareholders in the Borrower. RGI has not fulfilled its obligation to provide additional funding under the shareholders agreement entered into on 31 July 2024 (as amended to date, the “Shareholders Agreement”) between the shareholders in the Borrower, resulting in a Funding Default as defined therein. As a result of this breach, the Borrower, RGI and the Lender have agreed that RGI shall transfer shares in the Borrower to the Lender in accordance with this Loan Agreement.

(C)	This Loan Agreement shall not be interpreted as a waiver of any rights, claims, or remedies that the Lender may have now or in the future.

(D)
The Borrower and the Lender acknowledge that the intention of the Loan Parties is for this loan to be converted into a convertible loan, subject to approval by the general meeting of the Borrower and other regulatory requirements to validly issue a loan convertible into shares of the Borrower. Due to time constraints, the loan will be entered into with the conversion provisions being conditional upon such approval and regulatory requirements. The board of directors of the Borrower shall, promptly after the entry into of this Loan Agreement, propose to the general meeting that the loan be converted into a convertible loan on the terms and conditions set forth in this Loan Agreement.

(E)
If the general meeting does not approve the conversion of the Loan into a convertible loan, the Loan shall remain an ordinary loan under this Agreement, and the provisions of Clause 6.6 shall apply accordingly.

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1	LOAN

1.1	Subject to the terms and conditions of this Loan Agreement, the Lender shall provide the Borrower a loan in the principal amount of EUR 2,119,062 (the "Loan").

1.2
The Lender shall pay the Loan to the Borrower's nominated bank account, with bank account number 1251.07.52250 in DNB BANK ASA, once Lender is satisfied that the conditions precedent in clause 2 are met.

1.3	The Loan shall be senior unsecured.

1.4
The Loan shall rank pari passu with all other unsecured and unsubordinated obligations of the Borrower, save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application.

2	CONDITIONS PRECEDENT

2.1	The obligation of the Lender to disburse the Loan is subject to the following conditions being satisfied prior to disbursement:

(i)	The Lender has received this Agreement duly executed by the Borrower;

(ii)
The Lender has received addendums to the Subscription Agreement and to the Shareholder Agreement approving that the Lender grants the Borrower a loan as therein, fully signed by all shareholders of the Borrower; and

(iii)	The board of directors of the Borrower has resolved to approve the Loan on the terms of this Loan Agreement and the addendums of (ii) above.

3	INTEREST

3.1
If the Loan is not converted into a convertible loan as described in Clause 6 and is instead repaid in cash, RGI shall transfer to the Lender 500,000 shares in the Borrower, with share numbers 375,001 to 875,000, without compensation. Such transfer shall constitute the settlement in full of the entire interest amount under the Loan.

4	REPAYMENT AND PREPAYMENT

4.1	The Borrower shall repay the Loan in full, together with accrued interest (where applicable) and all other amounts outstanding under this Agreement, the earliest of (such date the "Repayment Date"):

(a)
In the event that the Borrower within thirty (30) days after the date of the Loan payment has finally agreed with a new investor to raise additional capital for the Borrower, whether by sale of the Borrower's shares in Wind Energy Construction AS or by subscription of shares in the Borrower, in an amount at least equal with the Loan amount (the "Additional Capital"), on such day that the Borrower dispose over the Additional Capital; or

(b)
In all other events, thirty (30) days after the date of the Loan being paid under this Loan Agreement, provided that, if the Loan at such time is submitted for filing as a convertible loan in the Norwegian Enterprise Register but pending registration, as soon as possible after it has been registered as a convertible loan.

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4.2
In the event of a sale of the Borrower's shares in Wind Energy Construction AS as mentioned in (b) in this Clause, the proceeds shall first be applied towards repayment of the Loan under this Agreement, then in accordance with Clause 3.1 and then any remaining funds shall be distributed to the equity holders of the Borrower on a pro rata basis.

4.3	The Borrower may not re-borrow any part of the Loan which is prepaid or repaid.

5	COVENANT

5.1
As soon as possible following the execution of this Loan Agreement, the board of directors of the Borrower shall pass a resolution to formally propose to an extraordinary general meeting that the Loan be converted into a convertible loan, rendering effective the terms and conditions of clause 6 (Conversion) set out below.

6	CONVERSION

6.1
The provisions of this clause 6 (Conversion) are conditional upon the general meeting’s approval of the issuance of a convertible loan and other regulatory requirements for the valid issue of a convertible loan further to the Companies Act including the provisions of chapter 11 section I (the "Legal Conditions").

6.2
Subject to the satisfaction of the Legal Conditions and the Additional Capital not having been secured within 30 days after the Loan payment date in accordance with clause 4.1 (a), the Lender shall be entitled at its discretion, to demand that the Loan, shall be repaid with shares in the Borrower (the “Conversion”) instead of cash. In order for Conversion to apply, the Lender shall give notice thereof to the board of directors of the Borrower on the Repayment Date.

6.3
The price per share upon Conversion shall be EUR 0.80 per share (the "Conversion Price"). In the event the Borrower carries out any share splits or reverse splits, merger or de-merger or similar, the Conversion Price shall be adjusted as required in order to uphold the economic value of the conversion right for the Lender.

6.4
Conversion shall be effectuated by way of set-off of the Loan against the sum of the aggregate Conversion Price for shares. Only whole shares shall be issued, and any fractional amounts shall be rounded down. Any residual amount shall be repaid in cash on the Repayment Date. Before setting off the Loan against the aggregate Conversion Price, the amount of the Loan and the Conversion Price shall be converted from Euro to Norwegian kroner by using the mid exchange rate for EUR/NOK as published by Norges Bank on the date falling 8 days prior to the Repayment Date.

6.5
Conversion shall take place on the Repayment Date or as closely as possible to the Repayment Date. The Borrower shall be entitled to dispose over the amount of the Loan before the Loan is recorded in the Norwegian Registry of Business Enterprises.

6.6
If the general meeting does not approve the issuance of a convertible loan on the terms of this Loan Agreement or any other of the Legal Conditions are not met, the Loan shall remain a regular loan under this Loan Agreement and be repaid in full, in cash, on the Repayment Date or such earlier date as may be agreed by the Loan Parties.

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6.7	The Borrower shall ensure that shares issued upon Conversion are recorded in the shareholder register of the Borrower without undue delay after the date of Conversion.

6.8	Shares issued upon Conversion give rights in the Borrower (incl. right of dividends) as of the date of registration of the share capital increase in the Norwegian Registry of Business Enterprises.

6.9	The Lender's right of Conversion for the Loan is non-transferable and the Lender may not assign, pledge or otherwise transfer its Conversion right under this Loan Agreement.

6.10	The parties undertake to execute all documents and take all actions necessary to implement the Conversion.

7	REPRESENTATIONS AND WARRANTIES

7.1	The Borrower represents and warrants to the Lender on the date of this Loan Agreement:

7.1.1	The execution, delivery and performance of the obligations in this Loan Agreement, do not and will not contravene or conflict with:

(c)	its constitutional documents;

(d)	any agreement or instrument binding on it or its assets or constitute a default or termination event (however described) under any such agreement or instrument; or

(e)	any law or regulation or judicial or official order, applicable to it.

7.1.2
It has taken all necessary action and obtained all required or desirable authorisations to enable it to execute, deliver and perform its obligations under this Loan Agreement. All such authorisations are in full force and effect.

7.1.3	Its obligations under this Loan Agreement are legal, valid, binding and enforceable in accordance with its terms.

7.1.4
No Event of Default or potential Event of Default has occurred or is continuing, or is reasonably likely to result from making the Loan or the entry into, the performance of, or any transaction contemplated by this Loan Agreement.

7.1.5
The information, in written or electronic format, supplied by, or on its behalf, to the Lender in connection with this Loan Agreement was, at the time it was supplied or at the date it was stated to be given as the case may be, to the best of its knowledge and belief, having made all due enquiry:

(a)	if it was factual information, complete, true and accurate in all material respects;

(b)	if it was a financial projection or forecast, prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair and made on reasonable grounds;

(c)	if it was an opinion or intention, made after careful consideration and was fair and made on reasonable grounds; and

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(d)	not misleading in any material respect, nor rendered misleading by a failure to disclose other information,

except to the extent that it was amended, superseded or updated by more recent information supplied by, or on behalf of, the Borrower to the Lender.

8	COVENANTS

8.1	The Borrower covenants with the Lender that, as from the date of this Loan Agreement until all its liabilities under this Loan Agreement have been discharged:

8.1.1
As and when required by Lender, the Borrower shall deliver promptly such financial or other information as the Lender may, from time to time, reasonably request relating to the Borrower or its business.

8.1.2	The Borrower will promptly, after becoming aware of them, notify the Lender of any litigation, arbitration or administrative proceedings or claims.

8.1.3
The Borrower will promptly obtain all consents or authorisations necessary and do all that is needed to maintain them in full force and effect under any law or regulation to enable it to perform its obligations under this agreement and to ensure the legality, validity, enforceability and admissibility in evidence of this Loan Agreement in its jurisdiction of incorporation.

8.1.4
The Borrower will comply, in all respect, with all laws, if failure to do so has or is reasonably likely to have a material adverse effect on its business, assets or condition, or its ability to perform its obligations under this Loan Agreement.

8.1.5	The Borrower will promptly notify the Lender of any potential Event of Default or Event of Default and the steps, if any, being taken to remedy it, promptly on becoming aware of its occurrence.

8.1.6
The Borrower will carry on and conduct its business in a proper and efficient manner and will not make any substantial change to the general nature or scope of its business as carried on at the date of this agreement.

9	DEFAULT

9.1
In the event that the Borrower breaches any of the terms of this Loan Agreement, or it becomes clear that the Borrower will not be able to pay interest and/or principal on the Loan on the Repayment Date, if the Borrower becomes unable to pay its debts as they fall due for whatever reason, applies for bankruptcy or reconstruction, enters liquidation process, an arrest is sought for a significant part of its assets or any similar event (each such event a "Event of Default") the Lender may (but is not obliged to) declare that all or part of the Loan together with interest thereon and all other amounts accrued or outstanding under this Loan Agreement are immediately due and payable, whereupon they shall become immediately due and payable, if the Borrower does not rectify such Default (if capable of rectification) within 10 days of such declaration. The same applies in the event it is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement.

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9.2
In the event that RGI fails to transfer the shares as required under Clause 3.1 within five (5) Business Days after the Repayment Date, RGI shall indemnify the Lender for all losses, costs, and expenses incurred as a result of such failure, including but not limited to the fair market value of the shares that should have been transferred.

10	MISCELLANEOUS

10.1	The Borrower may not assign or transfer any of its rights and obligations under this Agreement without the prior written consent from the Lender.

10.2	Each party shall pay its own costs incurred in connection with the negotiation, preparation, and execution of this Loan Agreement and any documents referred to in it.

11	GOVERNING LAW

11.1	This Agreement and any non-contractual obligations arising out of it, or in connection with it, shall be governed by the laws of Norway, with the City Court of Oslo as the court of first instance

The Loan Parties have executed this Agreement on the date set forth on the first page of this Loan Agreement.

(Separate signature page)

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Signature page

For and on behalf of the Lender:
United Maritime Corporation

/s/ Stavros Gyftakis
Name: Stavros Gyftakis
Position: CFO / Director

For and on behalf of the Borrower:
RGI Marine Holding AS

/s/ Bartholomew Richard Fairclough
Name: Bartholomew Richard Fairclough
Position: Chairperson

For and on behalf of RGI Marine Limited:

/s/ Bartholomew Richard Fairclough
Name: Bartholomew Richard Fairclough
Position: Director

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